UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  6)*

SMTC Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

832682207

(CUSIP Number)

RED OAK PARTNERS, LLC

Attn: David Sandberg

304 Park Avenue South, 11th Floor

New York, NY 10010

(212) 614-8952

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                       January 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,488,792
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,488,792
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,488,792
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.92%[1]
14		TYPE OF REPORTING PERSON (See Instructions) IN

1

Based on 15,628,426 shares of common stock of SMTC Corporation outstanding on October 2, 2011, as reported in SMTC Corporation’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2011 filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 832682207

1		NAME OF REPORTING PERSONS Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,845,392
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,845,392
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,845,392
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.81%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 832682207

1		NAME OF REPORTING PERSON The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,566,980
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,566,980
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,566,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.03%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Pinnacle Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 278,412
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 278,412
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.78%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 832682207

1		NAME OF REPORTING PERSON Pinnacle Fund, LLLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 278,412
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 278,412
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.78%[1]
14		TYPE OF REPORTING PERSON (See Instructions) PN

Item 4.  Purpose of Transaction.

Item 4 is amended from the previous language to also include the following:

On January 5, 2012, Red Oak Partners, LLC (“Red Oak Partners”) entered into an agreement with SMTC Corporation (“SMTC”), whereby Red Oak Partners agreed to limit its voting rights in certain instances.

Under the terms of the agreement, with respect to any vote regarding the approval of the purchase of the majority of SMTC's assets or shares in a transaction in which Red Oak Partners is part of the buying group, Red Oak Partners will limit its votes to the same number of votes to which SMTC’s next largest stockholder (after Red Oak Partners) is entitled, with the balance of the SMTC shares held by Red Oak Partners voted in the same proportion as all of all other shares of SMTC were voted for or against the transaction (excluding from this calculation the shares held by Red Oak Partners). The agreement and its voting restrictions shall remain in effect so long as (a) Red Oak Partners remains the largest shareholder of SMTC, (b) the NOL Plan remains in effect and Red Oak Partners’ ownership stake exceeds the Plan's limit, and (c) a Red Oak Partners employee is serving or has served on SMTC's Board of Directors in the prior six months. Red Oak has not requested any compensation or rights in return for giving-up these and other voting rights, and has agreed to extend this Agreement without any termination date provided none of the termination events in (a), (b) and (c) has occurred.

A complete copy of the above mentioned agreement can be found on SMTC’s 8-K filed with the Securities and Exchange Commission on January 12, 2012.

Item 5.  Interest in Securities of the Issuer.

(a)

The aggregate percentage of the Company’s outstanding shares of Common Stock reported owned by each Reporting Person is based on 15,628,426 shares of common stock of SMTC Corporation outstanding on October 2, 2011, as reported in SMTC Corporation’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2011 filed with the Securities and Exchange Commission on November 14, 2011. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

Red Oak Partners beneficially owns 1,845,392 shares of Common Stock, representing 11.81% of all the outstanding shares of Common Stock.  The Funds are each controlled by Red Oak Partners.  Therefore, Red Oak Partners may be deemed to beneficially own (i) the 1,566,980 shares of Common Stock held by Red Oak Fund, and (ii) the 278,412 shares of Common Stock held by Pinnacle Fund.

Mr. Sandberg beneficially owns 2,488,792 shares of Common Stock, representing 15.92% of all the outstanding shares of Common Stock.  Mr. Sandberg, as the managing member of Red Oak Partners, also may be deemed to beneficially own the 1,845,392 shares of Common Stock beneficially owned by Red Oak Partners through the Funds.  Mr. Sandberg directly owns 643,400 share shares of Common Stock, representing 4.12% of all the outstanding shares of Common Stock.

Red Oak Fund may be deemed to beneficially own 1,566,980 shares of Common Stock, representing 10.03% of all the outstanding shares of Common Stock.  Pinnacle Fund may be deemed to beneficially own 278,412 shares of Common Stock, representing 1.78% of all the outstanding shares of Common Stock.

(b)

Mr. Sandberg may be deemed to have shared voting and dispositive power with respect to (i) the 643,400 shares of Common Stock held directly by Mr. Sandberg, (ii) the 1,566,980 shares of Common Stock held by Red Oak Fund and (iii) the 278,412 shares of Common Stock held by Pinnacle Fund.  No Fund shares with any other Fund voting or dispositive power with respect to the shares such Fund beneficially owns.

(c)

The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days.

(d)

Not applicable.

(e)

Not applicable.

SIGNATURE

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2012

By:	/s/ David Sandberg
Name: David Sandberg

RED OAK PARTNERS, LLC
By:	/s/ David Sandberg
Name: David Sandberg
Title: Managing Member

THE RED OAK FUND, L.P.
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE PARTNERS, LLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

PINNACLE FUND, LLLP
By: RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
Name:	David Sandberg
Title:	Managing Member

Footnotes

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